OMB APPROVAL
UNITED STATES	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response …. 14.5
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.______)*

MOVENTIS CAPITAL, INC.
(Name of Issuer)

COMMON SHARES, par value $0.001 per share
(Title of Class of Securities)

62458 P 10 1
(CUSIP Number)

Fortune Capital Management Inc.
7411 E. Viseao Drive
Scottsdale, AZ
85262
Tel: (480) 445-9455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62458 P 101

1.	Names of Reporting Persons: Fortune Capital Management Inc.

I.R.S. Identification Nos. of above persons (entities only). N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 3,073,605 SHARES

8.	Shared Voting Power: 0 SHARES

9.	Sole Dispositive Power: 3,073,605 SHARES

10.	Shared Dispositive Power: 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,073,605 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 11.8% based on 25,879,166 total issued outstanding shares

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 62458 P 101

1.	Names of Reporting Persons: Stanley S. Ross

I.R.S. Identification Nos. of above persons (entities only). N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 606,800 SHARES

8.	Shared Voting Power: 0 SHARES

9.	Sole Dispositive Power: 606,800 SHARES

10.	Shared Dispositive Power: 0 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 606,800 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): .02%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D ( the “Statement”) relates is the common stock, par value $.0001 per share ( the “Common Stock”), of Moventis Capital, Inc., a Delaware corporation ( the “Company”). The principal executive offices of the Company are located at 1959-152nd Street, Suite 304, White Rock, British Columbia V4A 9P3, Canada.

Item 2. Identity and Background

This Statement is being dually filed by Stanley Ross, (“Mr. Ross”) a Canadian citizen and Fortune Capital Management Inc, (“Fortune”) a Canadian Management Consulting Company wholly owned and directed by Stanley Ross, (collectively, the “Reporting Persons”)
Mr. Ross’s principal occupation since August 2001 has been providing consulting services through his Company Fortune Capital Management Inc for Moventis Capital Inc. (formerly Online Innovation, Inc.) (the “Company”) with offices located at 1959-152nd Street, Suite 304, White Rock, B.C. V4A 9P3, Canada.
The principal business address of the Reporting Persons is 7411 East Visao Drive, Scottsdale AZ 85262
During the last five years, the “Reporting Persons” has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On June 19, 2004 Mr. Ross became an affiliate of the Company. At this time, Mr. Ross’s stock holdings were 606,800 common shares of the Company and 703,605 common shares were held by his Consulting Company, “Fortune” for a total of 1,310,405 common shares. These shares were acquired through open market purchases, private placements and convertible bridge note financings.

Item 3. Source and Amount of Funds or Other Considerations

On May 23rd, 2005, Mr. Ross acquired through his wholly owned management consulting company, Fortune Capital Management Inc. (“Fortune”), 1,310,000 common shares at deemed price of $0.10 per share in a settlement for accrued debts for consulting services for Moventis Capital Inc.( “the Company”) as referenced in Company’s 10KSB 09/27/2005.

On January 23, 2006 the “Reporting Issuers” filed a Form 3 which disclosed Initial Statement of Beneficial Ownership of Securities, respectively. “Fortune” held 2,919,605 common shares of “the Company”. and Mr. Ross held 606,800 common shares of “the Company”. The shares have been acquired through open market purchases, participation in Private Placements, convertible bridge note financing and for repayment of debt accrued by “Fortune” for consulting services provided to “the Company”.

On March 3, 2006 Fortune Capital Management Inc. received in lieu of accounts receivable for outstanding services provided by Fortune Capital Management Inc for “the Company” for a total of 100,000 common shares at a deemed price of $0.10

As of March 16, 2006 Fortune Capital Management Inc. holds 3,073,605 common shares of, “the Company” and Stanley Ross holds 606,800 common shares of “the Company”.

Item 4. Purpose of Transaction

The common stock reported by the Reporting Persons was acquired for the purpose of investment.

The Reporting Persons may in the future seek to acquire, alone or in conjunction with others, additional shares of Common stock, through open market purchases, negotiated transactions or otherwise. Future purchases will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Common stock, the financial condition, results of operations and prospects of the Company and its businesses, the relative attractiveness of alternative business opportunities, and general economic, market and industry conditions, and other factors that the Reporting Persons may consider relevant. In addition, the Reporting Persons may seek at any time to dispose of all or a portion of their shares of Common Stock, through open market transactions, negotiated transactions or otherwise. Future sales will depend on the factors set forth above. There can be no assurance that the Reporting Persons will purchase additional shares of Common Stock or dispose of any shares of Common Stock.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

As of March 16, 2006, “Fortune” beneficially owned 3,073,605 shares of the Common Stock in “the Company”, representing approximately 11.8% of the outstanding shares of the Common Stock and “Mr. Ross” beneficially owned 606,800 shares of the Common Stock in “the Company”, representing approximately .02% of the outstanding shares of the Common Stock (based on 25,879,166 shares of the Company’s Common Stock outstanding as of March 10, 2006).

(b)	Except as disclosed in paragraph (a) “Fortune” and “Mr. Ross” does not beneficially own any shares of common stock in the Company.

(c)	Including the acquisition of Common Stock described in Item 3 above, “Fortune” has affected the following transactions in the Company’s Common Stock during the past 60 days:

1). 10,000 common shares were purchased in the open market on January 27, 2006 (5,000 for $0.30 and 5,000 for $0.37)
2). 5,000 common shares were purchased in the open market on February 7, 2006 for $0.30.
3). On March 10, 2006 12,000 common shares were purchased in the open market for $0.50.
4). On March 16, 2006 10,000 common shares were purchased in the open market at $0.46

(d) “Fortune” and “Mr. Ross” has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by him.
(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

Other than the Strategic Consulting Agreement “Fortune” entered into with ”the Company” as reported on the Company’s 10QSB 02/17/2006 and Company’s 8K dated February 27, 2006 , and the understanding that "Fortune" will receive 100,000 warrants at a deemed price of $0.20 in exchnage for a finder's fee for financing activities with regards to the private placement subscription for the Company; there are no contracts, arrangements, understandings or relationships ( legal or otherwise) between and the Company and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, division of profits and loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Strategic Consulting Agreement between Fortune Capital Management Inc. and Moventis Capital Inc.as referenced in the Company’s 10QSB 02/17/2006 as Exhibit 32-4.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2006

_____________________________________________________
Dated

/s/Stan Ross
Stan Ross

Fortune Capital Management Inc.

By: /s/ Stan Ross
Name: Stan Ross
Title: President and Sole Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)